Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: August 4, 2006

Press release

Arcelor Mittal Announces Management Board

and Board of Directors

4th August 2006: Arcelor and Mittal Steel Company are pleased to announce today the Chief Executive Officer, Chief Financial Officer, members of the Management Board and members of the Board of Directors for Arcelor Mittal.

Roland Junck has been appointed CEO. Roland Junck is currently Senior Executive Vice President of Arcelor’s Group Management Board, a position he has held since Arcelor’s creation in 2002 following the merger of Aceralia, Arbed and Usinor. Since 2006 he has held responsibility for Long Carbon Steel Europe, Long Carbon Steel South America, Wire Drawing and Co-ordination China. Prior to the creation of Arcelor, Mr Junck was a member of the Arbed Group management board, a company he joined in 1980.

Aditya Mittal has been appointed CFO, with additional responsibility for the Flat American business.

The other four members of the Management Board will be:

•	Michel Wurth, Senior Executive Vice President Flat Products Europe
•	Malay Mukherjee, Senior Executive Vice President Stainless, Mining, Asia & Africa
•	Gonzalo Urquijo, Senior Executive Vice President Long Products and Distribution
•	Davinder Chugh, Senior Executive Vice President Shared Services

The appointments were approved today by the Board of Directors of both Arcelor and Mittal Steel. They take place with immediate effect allowing for the immediate start of the integration process. The new Management Board will meet for the first time on Tuesday 8th August.

The 18 members of the new Board of Directors for Arcelor Mittal will be as follows, subject to shareholder approval:

Arcelor representatives

Joseph Kinsch                                       Chairman of the Board

José Ramon Alvares Rendueles (Independent)

Edmond Pachura (Independent)

HRH the Prince Guillaume of Luxembourg (Independent)

Sergio Silva de Freitas (Independent)

Jean-Pierre Hansen (Independent)

Mittal Steel representatives

Lakshmi N. Mittal                                   President of the Board

Vanisha Mittal

Wilbur Ross

Lewis Kaden (Independent)

François Pinault (Independent)

Narayanan Vaghul (Independent)

Shareholder representatives

Georges Schmit (Luxembourg State)

Antoine Spillmann (JMAC)

Romain Zaleski (Tassara)

Employee representatives

John Castegnaro

Michel Marti

Manuel Fernández López

Commenting, Joseph Kinsch, Chairman of the Board of Arcelor Mittal, said:

”This is an important step towards the creation of the world’s first global steelmaker. The high level of competence and the experience of the members of this Management Board will allow Arcelor Mittal to swiftly set up a highly efficient organisation which will be best positioned to realise its remarkable value creation potential.

”I have been working closely for years with Roland Junck. His experience in Luxembourg’s steel mills, which he contributed to modernise, in Spain after the privatisation of the Spanish steel industry, in South America where he steered Arcelor’s long carbon business, as well as more recently in China where he oversaw our expansion plans, have given him an in-depth knowledge and a far-reaching vision of the steel industry.”

Lakshmi N. Mittal, President of the Board of Arcelor Mittal, said:

“I am delighted to be able to announce today the details of the new Management Board and Board of Directors of Arcelor Mittal. I am confident that we have put together a very strong Management Board, comprising some of the most experienced executives in the steel industry. They have already been working closely together over the past six weeks and have established a good rapport which augurs well for the future integration of the two companies.

“I am delighted that Mr Roland Junck has been appointed as the Chief Executive. I have been very impressed by my dealings with him in recent weeks, which gives me great confidence in his ability to lead the new company. I am looking forward to working closely with him on the future strategy and growth of the new Arcelor Mittal.”

Roland Junck, CEO Arcelor Mittal, said:

“I am very proud to be taking up the position of CEO at Arcelor Mittal. I have had many happy years working at Arcelor and its predecessor companies. I have also watched with admiration the growth of Mittal Steel which has established itself as one of the most exciting and dynamic companies in the steel industry today.

“I am very excited about the challenges of leading a company of this heritage. The discussions I have had over the past few days with Mr Mittal have given me great encouragement and I am very much looking forward to working closely with him.

“I will be supported by an exceptional management team and we will work together to deliver on the potential of this great company.”

About Arcelor Mittal

Arcelor Mittal is the world’s leading steel company, by both revenue and production. The company operates 61 plants across 27 countries, employing some 320,000 employees.

Conference Calls

Arcelor Mittal will host a press conference at 15.30 London time/16.30 European/10.30 New York Time today at The Lanesborough Hotel, Hyde Park Corner, London SW1X 7TA.

A webcast of the press conference can be viewed on www.mittalsteel.com and www.arcelor.com or by dialling +44 20 7365 8426 (password Mittal).

Enquiries:

For Mittal Steel

Nicola Davidson	Mittal Steel Company

+44 207 543 1162 / 1172

Julien Onillon / Do-Hyun An	Mittal Steel Company
+44 20 7543 1136 / 1150

UK media:	Maitland Consultancy
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151
US media	Abernathy McGregor
Winnie Lerner	+1 212 371 5999
French media :	Image Sept
Anne Meaux	+33 1 53 70 74 70

For Arcelor

Investor relations

E-mail: investor.relations@arcelor.com

Martine Hue: 352 4792 2151

00 800 4792 4792 (toll-free, from the EU and Switzerland)

France:

33 1 71 92 0090

Arcelor Brasil:

Christiano Woelffel Furtado 55 31 3219 1245

Corporate Communications

Tel.: 352 4792 5000

E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360

Luc Scheer: 352 4792 4455

Jean Lasar: 352 4792 2359

Spain:

Ignacio Agreda: 34 94 489 4162

Oscar Fleites: 34 98 512 60 29

France:

Sandra Luneau 33 1 71 92 00 58

Arcelor Brasil:

Eimar Magalhães 55 31 3219 1257

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SEC’s website at www.sec.gov.